Hentze Farm Hospitality CO.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Basic Bu 0001 - 1	15,655.90
Rented Equipment	645.77
Total Bank Accounts	**$16,301.67**
Total Current Assets	**$16,301.67**
TOTAL ASSETS	**$16,301.67**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	12,636.99
Owner's Pay & Personal Expenses	-524.98
Retained Earnings	0.00
Net Income	4,189.66
Total Equity	**$16,301.67**
TOTAL LIABILITIES AND EQUITY	**$16,301.67**